Michael Page
INTERNATIONAL

Corporate Office, Page House, 1 Dashwood Lang Road, The Bourne Business Park, Addlestone, Weybridge, Surrey KT15 2QW.
Tel: 01932 264000 Fax: 01932 264297 e-mail: groupaccounts@michaelpage.com

6 April 2004 File No. 82-5162

Mary Cassio
Securities and Exchange Commission
Office of International Corporate Finance
Room 3094 (Stop 3-2)
450 Fifth Street NW
Washington DC 20549
USA

04024359

04 APR 15 AM 7:21

SUPPL

Dear Ms Cassio

Michael Page International plc – Rule 12g3-2(b) Exemption

For the purposes of the above Company's on-going reporting obligations under the above exemption, I enclose a copy of the following submissions:-

1. Notification of Directors' interests
2. First quarter trading update
3. Substantial shareholders notification – AXA SA

This information is being furnished pursuant to Rule 12g3-2(b) of the Securities Exchange Act 1934.

PROCESSED
APR 22 2004
THOMSON FINANCIAL

Yours sincerely

Jeremy Tatham
Controller – Corporate Reporting

Direct Line 01932 264143
jeremytatham@michaelpage.com

dlw 4/20

[82-5162]

04 ... 7:21

Company	Michael Page International PLC
TIDM	MPI
Headline	Director Shareholding
Released	17:08 5 Apr 2004
Number	3757X

RNS Number:3757X
Michael Page International PLC
5 April 2004

Michael Page International plc

5 April 2004

Notification of Director's Interests in Shares

Release of shares under the Michael Page Restricted Share Scheme ("RSS")

On 5 April 2004, the Executive Directors of Michael Page International plc (the "Company") became entitled, for nil cost, to the number of Michael Page International plc ordinary shares of 1p each ("Shares") set out in the table below, as a result of the vesting of their provisional allocations under the RSS. Of these, the trustee of the Michael Page Employees' Benefit Trust ("EBT"), Mourant & Co Trustees Limited, arranged for the sale of sufficient of such Shares on behalf of the Executive Directors at 175 pence per Share on 5 April 2004 in order to reimburse the Company for their personal tax and social security liabilities arising together with such number of additional Shares that each Executive Director has notified to the trustee that he would like to sell. The number of shares sold is set out below.

In addition, as the Executive Directors are beneficiaries under the terms of the trust deed of the EBT they are deemed to have a beneficial interest in all of the Shares held in the EBT which are not beneficially owned by any other individual beneficiary. This deemed beneficial interest is reduced as a result of the transfer of 22,889,978 Shares on 5 April 2004 to the participants in the RSS. Notification of this transfer was received today from Mourant & Co Trustees Limited, in its capacity as trustee of the EBT.

As a result of the above, the Executive Directors' individual interests in the ordinary share capital of the Company are as follows:

Executive Director	Shares vested on 5 April 2004 under the RSS*	Shares sold on 5 April 2004	Beneficial Interest in Shares on 5 April 2004**
T Benson	5,848,540	2,848,540	3,078,946
S Burke	3,226,781	2,179,680	1,154,618
C-H Dumon	3,226,781	1,868,069	1,372,997
S Ingham	1,714,227	742,798	1,078,946
S Puckett	151,256	62,015	282,472

the RSS which were redistributed amongst continuing participants in the RSS.

** in addition to a deemed beneficial interest in all the 5,079,329 Shares held in the EBT which remain unallocated to any individual beneficiary.

Michael Page International plc 020 7269 2205
Terry Benson Chief Executive
Stephen Puckett Group Finance Director

Financial Dynamics
Richard Mountain 020 7269 7291

5 April 2004

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Company	Michael Page International PLC
TIDM	MPI
Headline	Trading Statement
Released	11:00 2 Apr 2004
Number	2740X

Michael Page International plc

2 April 2004

2004 FIRST QUARTER TRADING UPDATE

Michael Page International plc, the specialist recruitment consultancy, reports first quarter revenues (gross profit) of £48.1m, an increase of 12.3% over £42.8m recorded in the first quarter of 2003.

In the UK, first quarter revenues were 18% up on the first quarter of 2003.

In Continental Europe, as anticipated, market conditions remained challenging and first quarter revenues were 4% below the first quarter of 2003.

In Asia Pacific, first quarter revenues were 25% up on the first quarter of 2003, with Hong Kong and Singapore particularly strong.

In the Americas, first quarter revenues were 80% up on the first quarter of 2003. As planned, we opened an office in Boston at the beginning of March and the Chicago office will open during the second quarter.

Commenting on the first quarter result, Chief Executive Terry Benson said: "Whilst, as expected, trading conditions in Continental Europe remain tough, we are encouraged by the increased activity levels we experienced in Asia Pacific, The Americas and in particular the United Kingdom."

Enquiries:

Michael Page International plc		
Terry Benson	Chief Executive	01932 264000
Stephen Puckett	Group Finance Director	
Financial Dynamics		
Richard Mountain		020 7269 7291

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[82-5162]

Company	Michael Page International PLC
TIDM	MPI
Headline	Holding(s) in Company
Released	12:13 8 Mar 2004
Number	2484W

RNS Number:2484W
Michael Page International PLC
8 March 2004

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) NAME OF COMPANY

MICHAEL PAGE INTERNATIONAL PLC

2) NAME OF SHAREHOLDER HAVING A MAJOR INTEREST

AXA S.A.

3) Please state whether notification indicates that it is in respect of holding of the Shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

SEE BELOW

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them.

SEE BELOW

5) Number of shares/amount of stock acquired.

514,962

6) Percentage of issued Class

0.14%

7) Number of shares/amount of stock disposed

N/A

8) Percentage of issued Class

9) Class of security

ORDINARY SHARES

10) Date of transaction

4/3/2004

11) Date company informed

8/3/2004

12) Total holding following this notification

44,096,232

13) Total percentage holding of issued class following this notification

12.12%

14) Any additional information

N/A

15) Name of contact and telephone number for queries

DAVID WISE
01932 264142

16) Name and signature of authorised company official responsible for making this notification

Date of Notification 8/3/2004

Letter to: Michael Page International plc
Dated: 5 March 2004

NOTIFICATION OF INTEREST(S) IN SHARES UNDER SECTION 198 COMPANIES ACT 1985 ("THE ACT")

Michael Page International plc

This notification supersedes any previous notification from AXA Investment Managers UK Ltd.

We are writing on behalf of AXA S.A. of 25 Avenue Matignon, 75008 Paris and its Group Companies who are deemed to have an interest in these shares.

AXA S.A. knows that they were interested in 44,096,232 ord GBP 0.01 shares in the 363,662,799 share capital immediately after the time when the obligation of disclosure arose pursuant to section 198 of the Act. These shares represent a beneficial interest of 37,616,877 shares (10.43%), and a non-beneficial interest of 6,479,355 shares (1.78%).

relates, so far as as known to AXA Investment Managers UK Ltd, as at 04/03/04, is as per the Appendix below.

This notification of change is due to a decrease in the total holding from 11.92% to 12.12%.

Letter from: AXA Investment Managers

DISCLOSURE OF INTEREST IN SHARES OF
APPENDIX - NOTICE UNDER SECTION 198 OF THE COMPANIES ACT 1985

Michael Page International plc ord GBP 0.01 shares

Total number of shares held as at 04/03/04 was 44,096,232 the breakdown of which is set out below:

Name of the Company /Fund	Number of Shares	Particulars of Beneficial owners
Sun Life Nominees Ltd A/c 29 (Non - Beneficial)	132,221	Trustees of the Cobham Pension Plan
Sun Life Nominees Ltd A/c 31 (Non - Beneficial)	25,917	Trustees of the Princes (1977) Pension Scheme
Sun Life Nominees Ltd A/c 32 (Non - Beneficial)	27,795	Eldridge Pope Pension Fund
Sun Life Pensions Management Ltd (Beneficial)	2,053,945	Sun Life Pensions Management Ltd
Sun Life Pensions Management Ltd A/c X (Beneficial)	3,706,684	Sun Life Pensions Management Ltd
Sun Life Pensions Management Ltd A/c X (Beneficial)	9,259,159	Sun Life Pensions Management Ltd
Sun Life Assurance Society PLC (Beneficial)	8,795,851	Sun Life Assurance Society Plc
Sun Life Unit Assurance Ltd A/c X (Beneficial)	1,387,449	Sun Life Unit Assurance Ltd
AXA Sun Life plc (fmly Axa Equity & Law Life Assurance Society plc) (Beneficial)	12,413,909	AXA Sun Life plc (fmly Axa Equity & Law Life Assurance Society plc)
AXA UK Group Pension Scheme Equity Fund (Non-Beneficial)	2,639,602	AXA UK Group Pension Scheme Equity Fund

AXA Financial, Inc (Non-Beneficial)	953	AXA Rosenberg

		Holding as % of issued Capital
Total Beneficial Interest	37,616,677	10.34
Total Non-Beneficial Interest	6,479,355	1.78
Total	44,096,232	12.12%

This information is provided by RNS
The company news service from the London Stock Exchange

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